                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)*



                           Cold Metal Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  192861 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.  192861 10 2
          -------------

--------------------------------------------------------------------------------

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Aarque Capital Corporation
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ...............................................................
         (b) X
            ...............................................................

--------------------------------------------------------------------------------

    3)   SEC Use Only
                     ......................................................

--------------------------------------------------------------------------------

    4)   Citizenship or Place of Organization   State of New York
                                              ---------------------------------

--------------------------------------------------------------------------------

Number of Shares         5)   Sole Voting Power        -0-
                                               --------------------------------
Beneficially Owned       ------------------------------------------------------
                         6)   Shared Voting Power       3,662,500
by Each Reporting                                -------------------------------
                         -------------------------------------------------------
Person With              7)   Sole Dispositive Power   -0-
                                                    ----------------------------
                         -------------------------------------------------------
                         8)   Shared Dispositive Power  3,662,500
                                                      --------------------------
--------------------------------------------------------------------------------

    9) Aggregate Amount Beneficially Owned by Each Reporting Person 3,662,500. In addition to the 3,662,500 shares owned by Aarque Capital Corporation which is controlled by R. Quintus Anderson, Mr. Anderson owns an additional 13,500 shares individually.

--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares (See Instructions)
                      .........................................................

--------------------------------------------------------------------------------

    11)  Percent of Class Represented by Amount in Row 9    51.3%
                                                        .......................

--------------------------------------------------------------------------------

    12)  Type of Reporting Person (See Instructions)        CO
                                                    ...........................

--------------------------------------------------------------------------------

                                      2(1)


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CUSIP NO.  192861 10 2
          -------------

--------------------------------------------------------------------------------

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         R. Quintus Anderson
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------

    2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ...............................................................
         (b) X
            ...............................................................

--------------------------------------------------------------------------------

    3)   SEC Use Only
                     ......................................................

--------------------------------------------------------------------------------

    4)   Citizenship or Place of Organization   United States
                                              ---------------------------------

--------------------------------------------------------------------------------

Number of Shares         5)   Sole Voting Power        13,500
                                               --------------------------------
Beneficially Owned       ------------------------------------------------------
                         6)   Shared Voting Power       3,662,500
by Each Reporting                                -------------------------------
                         -------------------------------------------------------
Person With              7)   Sole Dispositive Power   13,500
                                                    ----------------------------
                         -------------------------------------------------------
                         8)   Shared Dispositive Power  3,662,500
                                                      --------------------------
--------------------------------------------------------------------------------

    9)   Aggregate Amount Beneficially Owned by Each Reporting Person 3,676,000

--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares (See Instructions)
                      .........................................................

--------------------------------------------------------------------------------

    11)  Percent of Class Represented by Amount in Row 9    51.3%
                                                        .......................

--------------------------------------------------------------------------------

    12)  Type of Reporting Person (See Instructions)        IN
                                                    ...........................

--------------------------------------------------------------------------------

                                      2(2)

                                   ITEM 1(a)

Name of Issuer:      Cold Metal Products, Inc.
               ----------------------------------------------------------------

                                   ITEM 1(b)

Address of Issuer's Principal Executive Offices: 8526 South Avenue, Youngstown,
                                                -------------------------------
Ohio 44514
------------

--------------------------------------------------------------------------------

                                   ITEM 2(a)

Names of Persons Filing: Aarque Capital Corporation and R. Quintus Anderson. R.
                         -------------------------------------------------------
Quintus Anderson is the Chairman of the Board of Aarque Capital Corporation and,
--------------------------------------------------------------------------------
through his ownership of the stock of the parent corporation of Aarque Capital
--------------------------------------------------------------------------------
Corporation, controls Aarque Capital Corporation.
-------------------------------------------------

                                   ITEM 2(b)

Address of Principal Business Office or, if none, Residence:
111 West Second Street, Jamestown, New York 14702
--------------------------------------------------------------------------------

                                   ITEM 2(c)

Citizenship:  U.S.A
            --------------------------------------------------------------------

                                   ITEM 2(d)

Title of Class of Securities:  Common Stock, $.01 Par Value
                              --------------------------------------------------

                                   ITEM 2(e)

CUSIP Number:    192861 10 2
             -------------------------------------------------------------------

                                     ITEM 3

Not applicable.

                                     ITEM 4


Ownership
---------

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


     (a) Amount Beneficially Owned:
             3,676,000
         -----------------------------------------------------------------------

     (b) Percent of Class:
             51.3%
         -----------------------------------------------------------------------

     (c) Number of Shares as to which such person has:
         (i)   sole power to vote or to direct the vote    13,500
                                                        ------------------------
         (ii)  shared power to vote or to direct the vote  3,662,500*
                                                         -----------------------
         (iii) sole power to dispose or to direct the disposition   13,500
                                                                  --------------
         (iv)  shared power to dispose or to direct the disposition of 3,662,500
                                                                      ----------

                                     ITEM 5

Ownership of Five Percent or Less of a Class.
---------------------------------------------


     Not applicable.

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.
----------------------------------------------------------------

     Not applicable.

                                     ITEM 7

Identification Classification of Subsidiary Which Acquired the Security Being
-----------------------------------------------------------------------------
Reported on By the Parent Holding Company.
------------------------------------------

     Not Applicable.

------------

      *Note: The 3,662,500 shares of Cold Metal Products, Inc. owned by Aarque Capital Corporation were acquired from Aarque Management Corporation, another corporation controlled by R. Quintus Anderson.

                                     ITEM 8

Identification and Classification of Members of the Group.
----------------------------------------------------------

     Not applicable.

                                     ITEM 9

Notice of Dissolution of Group.
-------------------------------

     Not applicable.

                                    ITEM 10

Certification.
--------------

      By signing below I/we certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.

                                   Date:  February __,1997


                                   AARQUE CAPITAL CORPORATION


                                   By: /s/ R. Quintus Anderson
                                      -------------------------------------

                                      R. Quintus Anderson, Chairman of the Board
                                      ------------------------------------------
                                      Name/Title

                                      /s/ R. Quintus Anderson
                                      ------------------------------------------
                                      R. Quintus Anderson, Individually


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